UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES N° 404

In the Autonomous City of Buenos Aires, on the 25th day of April 2016, at 02.00 pm, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute, namely: Ricardo Torres, Damián Mindlin, Eduardo Llanos and Maximiliano Fernández meet at the Company’s headquarters located at Av. del Libertador 6363. Permanent Auditors Messrs. Daniel Abelovich, Damián Burgio and Walter Pardi, on behalf of the Audit Committee are present. Likewise, Messrs. Daniel Flaks, Leandro Montero and Diana Mondino, who are incorporated as Directors to the Deliberative Body are present. The meeting is chaired by the Board of Directors’ President, Mr. Ricardo Torres, who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the first issue of the Agenda timely informed […] Afterwards, the THIRD ISSUE of the Agenda is submitted for consideration: 3°) Approval of the document called “20-F” in connection with the presentation of said document to the United States’ Securities and Exchange Commission.  The Chairman informs that it is required to take into consideration the report called “20-F” to be submitted to the United States’ Exchange Commission (SEC), copy of which has been distributed among Directors jointly with the invitation to this meeting. The Chairman grants permission to speak to Mr. Leandro Montero, who informs the process carried out to elaborate and control the information to be included in the “20-F” for the fiscal year corresponding to 2015 as well as the controls applied to guarantee the quality of the information involved. It was informed that after the assessment carried out, in connection with the Sarbanes-Oxley 404 Certification, deficiencies that according to its nature may be considered material weaknesses were not identified, having the Company’s Audit Committee  been previously informed about said certification process in a meeting held in advance, which is hereby formally recorded. In view of the foregoing, the Chairman suggests to approve the 20-F report submitted. After a brief exchange of opinions, the Board of Directors by unanimous computable votes, DECIDES TO: (i) approve the 20-F report submitted; and ii) keep a copy of said report at the Secretary’s office, report which shall only be modified as may be required in terms of information update on the day of the presentation and review closing by the PwC National Office, and which final version shall be timely distributed among Director upon the presentation of the report to the SEC.

[…] there being no further business to be discussed; the Chairman concludes the meeting at 03.00 pm.

Signed below by: Ricardo Torres, Damián Mindlin, Eduardo Llanos, Maximiliano Fernández, Leandro Montero, Daniel Flaks, Diana Mondino, José Daniel Abelovich, Walter Pardi and Damián Burgio.

Carlos D. Ariosa

EDENOR S.A.

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 9, 2016